Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2020

		(₹ in Crore except as stated)

		Quarter ended				Half Year ended		Year ended
S. No.	Particulars	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)		30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
1	Revenue from operations	20,804	15,687		21,739	36,491	42,906	83,545
2	Other operating income	303	286		219	589	426	902
3	Other income	637	1,025		856	1,662	1,236	2,510

	Total Income	21,744	16,998		22,814	38,742	44,568	86,957

4	Expenses
a)	Cost of materials consumed	5,295	4,471		5,050	9,766	10,598	21,261
b)	Purchases of stock-in-trade	4	13		0	17	0	225
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	192	264		1,501	456	1,287	1,017
d)	Power & fuel charges	3,905	2,416		4,805	6,321	9,389	16,392
e)	Employee benefits expense	596	659		713	1,255	1,457	2,672
f)	Finance costs	1,312	1,252		1,340	2,564	2,681	4,977
g)	Depreciation, depletion and amortization expense	1,938	1,733		2,395	3,671	4,550	9,093
h)	Other expenses	4,584	4,157		5,466	8,741	10,980	22,193

5	Total expenses	17,826	14,965		21,270	32,791	40,942	77,830

6	Profit before exceptional items and tax	3,918	2,033		1,544	5,951	3,626	9,127

7	Net exceptional gain/ (loss) (Refer note 3)	95	—		(422)	95	(422)	(17,386)

8	Profit/ (Loss) before tax	4,013	2,033		1,122	6,046	3,204	(8,259)

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net Current tax expense	589	297		338	886	953	1,788
b)	Net Deferred tax expense / (benefit) (Refer note 10)	560	118		(1,891)	678	(2,368)	(484)
c)	Deferred tax on intra group profit distribution (including from accumulated profits)(Refer note 10)	1,187	96		—	1,283	—	1,701
	On Exceptional items
a)	Net Deferred tax expense/ (benefit) (Refer note 3)	33	—		(56)	33	(56)	(6,521)

	Net tax expense/ (benefit):	2,369	511		(1,609)	2,880	(1,471)	(3,516)

10	Profit/ (loss) after tax before share in profit / (loss) of jointly controlled entities and associates and non-controlling interests	1,644	1,522		2,731	3,166	4,675	(4,743)

11	Add: Share in profit / (loss) of jointly controlled entities and associates	0	0		(1)	0	(1)	(1)

12	Profit/ (loss) after share in profit / (loss) of jointly controlled entities and associates (a)	1,644	1,522		2,730	3,166	4,674	(4,744)

		(₹ in Crore except as stated)

		Quarter ended				Half Year ended		Year ended
S. No.	Particulars	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)		30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
13	Other Comprehensive Income/ (loss)
i.	(a) Items that will not be reclassified to profit or loss	34	10		(127)	44	(152)	(284)
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(6)	4		41	(2)	42	71
ii.	(a) Items that will be reclassified to profit or loss	(188)	7		399	(181)	461	927
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(49)	36		(20)	(13)	(41)	2

	Total Other Comprehensive (Loss)/ Income (b)	(209)	57		293	(152)	310	716

14	Total Comprehensive Income/ (loss) (a + b)	1,435	1,579		3,023	3,014	4,984	(4,028)

15	Profit/ (loss) attributable to:
a)	Owners of Vedanta Limited	824	1,033		2,158	1,857	3,509	(6,664)
b)	Non-controlling interests	820	489		572	1,309	1,165	1,920

16	Other Comprehensive (Loss)/ Income attributable to :
a)	Owners of Vedanta Limited	(220)	64		347	(156)	351	839
b)	Non-controlling interests	11	(7)		(54)	4	(41)	(123)

17	Total comprehensive Income/ (loss) attributable to:
a)	Owners of Vedanta Limited	604	1,097		2,505	1,701	3,860	(5,825)
b)	Non-controlling interests	831	482		518	1,313	1,124	1,797

18	Net Profit after taxes, non-controlling interests and share in profit/ (loss) of jointly controlled entities and associates but before exceptional items, tax on intra group profit distribution and one time tax impact of Sec 15BAA (new tax regime) (Refer note 10)	1,979	1,129		(38)	3,108	1,313	4,066

19	Paid-up equity share capital (Face value of ₹ 1 each)	372	372		372	372	372	372
20	Reserves excluding Revaluation Reserves as per balance sheet							54,263
21	Earnings / (Loss) per share (₹) (*not annualised)
	-Basic	2.22 *	2.79	*	5.83 *	5.01 *	9.48 *	(18.00)
	-Diluted	2.21 *	2.77	*	5.80 *	4.99 *	9.44 *	(18.00)

		(₹ in Crore except as stated)

		Quarter ended			Half Year ended		Year ended
S. No.	Segment Information	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)	30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,249	3,207	3,820	7,456	8,115	15,715
	(ii) Silver - India	1,242	645	575	1,887	1,151	2,444

	Total	5,491	3,852	4,395	9,343	9,266	18,159
b)	Zinc - International	632	374	890	1,006	1,714	3,128
c)	Oil & Gas	1,666	1,389	3,196	3,055	6,327	12,661
d)	Aluminium	6,395	6,043	6,576	12,438	13,410	26,577
e)	Copper	2,904	1,377	3,185	4,281	4,962	9,053
f)	Iron Ore	878	639	757	1,517	1,554	3,463
g)	Power	1,860	1,018	1,646	2,878	3,349	5,860
h)	Others	1,011	1,029	1,122	2,040	2,376	4,782

	Total	20,837	15,721	21,767	36,558	42,958	83,683

Less: Inter Segment Revenue		33	34	28	67	52	138

	Revenue from operations	20,804	15,687	21,739	36,491	42,906	83,545

2	Segment Results
	[ Profit /(loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,199	488	970	1,687	2,367	4,322
	(ii) Silver - India	1,080	532	497	1,612	997	2,126

	Total	2,279	1,020	1,467	3,299	3,364	6,448
b)	Zinc - International	160	24	1	184	(9)	(253)
c)	Oil & Gas	478	220	1,104	698	2,282	4,557
d)	Aluminium	1,208	848	(575)	2,056	(827)	175
e)	Copper	(63)	(115)	(156)	(178)	(271)	(509)
f)	Iron Ore	235	164	178	399	268	777
g)	Power	300	230	247	530	469	979
h)	Others	52	(61)	(114)	(9)	(41)	(1)

	Total	4,649	2,330	2,152	6,979	5,235	12,173

Less: Finance costs		1,312	1,252	1,340	2,564	2,681	4,977
Add: Other unallocable income net off expenses		581	955	732	1,536	1,072	1,931

	Profit before exceptional items and tax	3,918	2,033	1,544	5,951	3,626	9,127

Add:	Net exceptional gain/ (loss) (Refer note 3)	95	—	(422)	95	(422)	(17,386)

	Profit / (loss) before tax	4,013	2,033	1,122	6,046	3,204	(8,259)

3	Segment assets
a)	Zinc, Lead and Silver - India	21,468	22,059	20,518	21,468	20,518	21,989
b)	Zinc - International	5,289	5,264	5,818	5,289	5,818	5,175
c)	Oil & Gas (Refer note 3)	16,480	16,885	27,855	16,480	27,855	15,474
d)	Aluminium	54,123	55,257	55,930	54,123	55,930	55,876
e)	Copper	7,048	7,142	6,902	7,048	6,902	6,867
f)	Iron Ore	2,715	2,862	3,131	2,715	3,131	2,738
g)	Power	19,054	18,852	18,419	19,054	18,419	18,712
h)	Others	7,990	7,876	8,294	7,990	8,294	8,087
i)	Unallocated	48,397	43,418	44,762	48,397	44,762	48,704

	Total	182,564	179,615	191,629	182,564	191,629	183,622

		(₹ in Crore except as stated)

		Quarter ended			Half Year ended		Year ended
S. No.	Segment Information	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)	30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,146	5,477	5,506	5,146	5,506	5,996
b)	Zinc - International	857	882	1,313	857	1,313	1,226
c)	Oil & Gas	9,987	10,648	8,680	9,987	8,680	10,206
d)	Aluminium	17,472	19,568	23,896	17,472	23,896	20,811
e)	Copper	4,556	4,971	3,200	4,556	3,200	4,599
f)	Iron Ore	1,176	1,293	1,415	1,176	1,415	1,268
g)	Power	2,061	1,937	2,073	2,061	2,073	1,942
h)	Others	1,489	1,513	1,610	1,489	1,610	1,574
i)	Unallocated	67,540	62,414	61,459	67,540	61,459	64,253

	Total	110,284	108,703	109,152	110,284	109,152	111,875

The main business segments are

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 5)

(e) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate, steel and ferroy alloys. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Balance Sheet			(₹ in Crore)

		As at	As at
Particulars		30.09.2020	31.03.2020
		(Unaudited)	(Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	86,819	88,022
	(b) Capital work-in-progress	16,952	16,837
	(c) Intangible assets	883	882
	(d) Exploration intangible assets under development	2,078	1,748
	(e) Financial assets
	(i) Investments	136	95
	(ii) Trade receivables	3,398	3,111
	(iii) Loans	1,630	17
	(iv) Derivatives	—	3
	(v) Others	1,506	2,523
	(f) Deferred tax assets (net)	4,760	6,889
	(g) Income tax assets (net)	2,945	2,645
	(h) Other non-current assets	3,310	3,330

	Total Non-current assets	124,417	126,102

2	Current assets
	(a) Inventories	10,172	11,335
	(b) Financial Assets
	(i) Investments	16,373	24,658
	(ii) Trade receivables	3,474	2,697
	(iii) Cash and cash equivalents	7,817	5,117
	(iv) Other bank balances	11,338	7,385
	(v) Loans	2,438	85
	(vi) Derivatives	19	692
	(vii) Others	3,056	2,406
	(c) Income tax assets (net)	6	7
	(d) Other current assets	3,454	3,138

	Total Current assets	58,147	57,520

	Total assets	182,564	183,622

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	55,903	54,263

	Equity attributable to owners of Vedanta Limited	56,275	54,635
2	Non-controlling interests	16,005	17,112

	Total Equity	72,280	71,747

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	39,080	36,724
	(ii) Derivatives	97	45
	(iii) Other financial liabilities	1,376	1,501
	(b) Provisions	2,842	2,828
	(c) Deferred tax liabilities (net)	2,803	2,885
	(d) Other non-current liabilities	4,373	4,570

	Total Non-current liabilities	50,571	48,553

4	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	10,373	13,076
	(ii) Trade payables	15,615	16,972
	(iii) Derivatives	374	96
	(iv) Other financial liabilities	24,733	21,162
	(b) Provisions	361	355
	(c) Income tax liabilities (net)	322	188
	(d) Other current liabilities	7,935	11,473

		59,713	63,322

	Total Equity and Liabilities	182,564	183,622

		(₹ in Crore)
Vedanta Limited
Consolidated statement of cash flows
Particulars	Half Year ended September 30, 2020 (Unaudited)	Half Year ended September 30, 2019 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	6,046	3,204
Adjustments for:
Depreciation, depletion and amortisation	3,683	4,576
Impairment charge	—	504
Other exceptional items	(95)	(82)
Reversal for doubtful debts/ advance/ bad debts written off	(35)	(2)
Exploration costs written off	2	—
Fair Value gain on financial assets held at fair value through profit or loss	(779)	(254)
(Profit)/ Loss on sale/ discard of property, plant and equipment (net)	(13)	42
Foreign exchange (gain)/ loss (net)	(15)	36
Unwinding of discount	34	46
Share based payment expense	36	46
Interest and dividend Income	(733)	(939)
Interest expense	2,520	2,631
Deferred government grant	(111)	(100)

Changes in assets and liabilities
(Increase)/ decrease in trade and other receivables	(1,183)	4,015
Decrease in inventories	1,186	2,655
(Decrease) in trade and other payable	(4,436)	(2,719)

Cash generated from operations	6,107	13,659
Income taxes paid (net of refund))	(1,050)	(172)

Net cash generated from operating activities	5,057	13,487

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(45)	—
Purchases of property, plant and equipment (including intangibles)	(2,909)	(4,703)
Proceeds from sale of property, plant and equipment	37	45
Loans repaid by related parties	374	—
Loans given to related parties	(4,312)	(0)
Short-term deposits made	(12,726)	(845)
Proceeds from redemption of short-term deposits	9,518	1,396
Short term investments made	(46,254)	(37,718)
Proceeds from sale of short term investments	54,409	40,103
Interest received	1,606	438
Dividends received	2	31
Payment made to Site Restoration fund	(23)	—
Proceeds on liquidation of structured investments	—	3,077
Payment towards Structured Investments	—	(435)

Net cash (used in)/ from investing activities	(323)	1,389

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short term borrowings (net)	(6,536)	(6,333)
Proceeds from current borrowings	5,708	2,167
Repayment of current borrowings	(2,282)	(2,000)
Proceeds from long-term borrowings	12,460	2,020
Repayment of long-term borrowings	(5,820)	(6,357)
Interest paid	(2,976)	(3,464)
Payment of dividends to non-controlling interests	(2,446)	—
Exercise of Stock Options	0	—
Payment of lease liabilities	(166)	(28)

Net cash (used in) financing activities	(2,058)	(13,995)

Effect of exchange rate changes on cash and cash equivalents	25	(25)

Net increase in cash and cash equivalents	2,701	856

Cash and cash equivalents at the beginning of the period	5,211	7,385

Cash and cash equivalents at end of the period	7,912	8,241

Notes:

1. The figures in brackets indicate outflows

2. The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7—statement of cash flows

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and half year ended September 30, 2020 have been reviewed by the Audit Committee at its meeting held on November 05, 2020 and approved by the Board of Directors at its meeting held on November 06, 2020. The statutory auditors have carried out limited review of the same.

2	Subsequent to the balance sheet date, the Board of Directors of the Company through resolution passed by circulation on October 24, 2020 have approved first interim dividend of ₹ 9.50 per equity share i.e. 950% on face value of Re. 1/- per share for the year ended March 31, 2021.

3	Exceptional items comprises of the following:

				(₹ in Crore)
Particulars	Quarter ended			Half Year ended		Year ended
	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)	30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
Impairment (charge)/ reversal
- relating to property, plant and equipment and exploration assets -Oil & gas segment *	—	—	—	—	—	(15,907)
- relating to other property, plant and equipment and other assets- Copper segment (Refer note 5)	—	—	—	—	—	(669)
- relating to other property, plant and equipment and other assets- Other segment	—	—	(504)	—	(504)	(504)
Provision on receivables subject to litigation	—	—	—	—	—	(556)
Interest income on claims based on Supreme Court order	—	—	82	—	82	82
Revision of Renewable Purchase Obligation (RPO) pursuant to respective state commission notification	95	—	—	95	—	168

Net exceptional gain/(loss)	95	—	(422)	95	(422)	(17,386)
Tax (expense)/ benefit on above	(33)	—	56	(33)	56	6,521
Non-controlling interests on above	(30)	—	207	(30)	207	208

Net exceptional gain/ (loss) net of tax and non-controlling interests	32	—	(159)	32	(159)	(10,657)

* The impairment was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19

4

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f 15 May 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 7 April 2017, for RJ block by a period of 10 years w.e.f. 15th May 2020 vide its letter dated 26th October 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,723 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on 12 May 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration. The Tribunal stands constituted. Further, on September 23, 2020, GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The bench was not inclined to pass any ex-parte orders and now the matter is scheduled for hearing on November 11, 2020.

Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from 15 May 2020 until extension is signed or for a period upto January 31, 2021, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

5

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited had filed a writ petition before Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also filed an interim relief for care & maintenance of the plant. The case is listed for hearing on November 16, 2020.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

6

The Company vide letter dated May 12, 2020 had informed the stock exchanges that it has received a letter dated May 12,2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

After obtaining due approvals, the Public Shareholders holding Equity Shares were invited to submit Bids pursuant to the reverse book building process conducted through the Stock Exchange Mechanism made available by BSE during the bid period (05 October 2020 to 09 October 2020), in accordance with the Delisting Regulations.

The total number of Offer Shares validly tendered by the Public Shareholders in the Delisting Offer was 1,25,47,16,610 Offer Shares, which was less than the minimum number of Offer Shares required to be accepted by the Acquirers in order for the Delisting Offer to be successful in terms of Regulation 17(1)(a) of the Delisting Regulations. Thus, the Delisting Offer is deemed to have failed in terms of Regulation 19(1) of the Delisting Regulations.

7

Vedanta Limited has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, the Company owns 100% share capital of FACOR. FACOR holds 90% in its subsidiary, Facor Power Limited (FPL).

The consideration paid for the acquisition of FACOR by the Company on debt and cash free basis under the approved Resolution Plan includes cash of ₹ 56 Crore through infusion of equity of ₹ 34 Crore and inter-corporate loan of ₹ 22 Crore as well as zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 Crore to the Financial Creditors payable equally over 4 years commencing March 2021. Net cash flow for the acquisition (net of cash and cash equivalents on the date of acquisition of ₹ 11 Crore) is ₹ 45 Crore. The transaction has been accounted for on a provisional basis under Ind AS 103 and has no impact on the profit for the quarter and half year ended September 30, 2020.

8

As part of its cash management activities, the Company’s overseas subsidiaries had extended certain loan and guarantee facilities to Vedanta Resources Limited (VRL) and its subsidiaries. As of date, loan of US $956 million carrying interest @ 7% p.a. is outstanding, while the guarantee has been extinguished. The auditors in their report on the financial results for the previous quarter ended June 30, 2020 expressed their inability to comment on whether these balances have been recorded at fair value in accordance with Ind AS 109. The management believes that these balances have been recorded at fair value and hence no adjustment is required in accordance with Ind AS 109.

9

As at September 30, 2020, the Company and its subsidiaries have an outstanding receivable equivalent to ₹ 429 Crore (net of provision of ₹ 209 Crore) from Konkola Copper Mines Plc (KCM), a company whose majority shares are held by Vedanta Resources Limited through its subsidiary (VRL Group), predominantly regarding monies advanced against future purchase of copper cathode/anode. A provisional liquidator has been managing KCM’s affairs since May 2019, whose appointment and the liquidation proceedings have been challenged by VRL. The Group, based on its assessment considering the actions taken by VRL Group, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

10

Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws and MAT balances have been utilized by the Company leading to a deferred tax charge of ₹ 1,187 crores, ₹ 1,283 crores and ₹ 1,701 crores (including ₹ 119 Crores of MAT utilisation) in the results for the quarter ended September 30, 2020, half year ended September 30, 2020 and for the year ended March 31, 2020 respectively. Further, during the corresponding quarter ended September 30, 2019, section 115BAA of the Income Act was introduced and based on the expected timing of adoption of the same, the Group remeasured its deferred tax balances as at April 1, 2019 and recognised a deferred tax credit of ₹ 2,501 crores in the the quarter and half year ended ended September 30, 2019 and ₹ 1,774 crores in year ended March 31, 2020 respectively.

11

The Group has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results.

12	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Dated : November 06, 2020	Navin Agarwal	GR Arun Kumar
Place : Mumbai	Executive Vice-Chairman	Whole-Time Director and Chief Financial Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2020

		(₹ in Crore except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)	30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
1	Revenue from operations	8,521	6,689	9,599	15,210	18,121	35,417
2	Other operating income	85	93	101	178	196	441
3	Other income	115	4,726	2,338	4,841	2,528	2,870

	Total Income	8,721	11,508	12,038	20,229	20,845	38,728

4	Expenses
a)	Cost of materials consumed	3,278	2,731	2,883	6,009	5,960	12,493
b)	Purchases of Stock-in-Trade	4	76	9	80	9	227
c)	Changes in inventories of finished goods, work-in-progress and stock - in- trade	60	(200)	1,506	(140)	1,718	1,430
d)	Power & fuel charges	1,687	1,316	2,403	3,003	4,534	7,728
e)	Employee benefits expense	181	176	206	357	437	765
f)	Finance costs	824	800	900	1,624	1,781	3,328
g)	Depreciation, depletion and amortization expense	636	596	848	1,232	1,642	3,264
h)	Other expenses	1,479	1,479	1,879	2,958	3,853	7,388

	Total expenses	8,149	6,974	10,634	15,123	19,934	36,623

5	Profit before exceptional items and tax	572	4,534	1,404	5,106	911	2,105

6	Net exceptional loss (Refer note 2)	—	—	—	—	—	(12,568)

7	Profit/(Loss) before tax	572	4,534	1,404	5,106	911	(10,463)

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	—	—	—	—	—	4
b)	Net Deferred tax expense/(benefit) (Refer Note 10)	194	1,570	(1,509)	1,764	(1,752)	(592)
	Tax benefit on exceptional items :
a)	Net Deferred tax benefit (Refer note 2)	—	—	—	—	—	(3,143)

	Net tax expense/(benefit)	194	1,570	(1,509)	1,764	(1,752)	(3,731)

9	Net Profit/(Loss) after tax (a)	378	2,964	2,913	3,342	2,663	(6,732)

10	Net Profit after tax before exceptional items (net of tax) and one time tax impact of Sec 115BAA (new tax regime) (Refer note 10)	378	2,964	1,352	3,342	1,102	1,859

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	20	22	(23)	42	(44)	(85)
	(b) Tax (expense)/ benefit on items that will not be reclassified to profit or loss	(1)	0	5	(1)	5	4
ii.	(a) Items that will be reclassified to profit or loss	7	(54)	230	(47)	238	423
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(47)	27	(4)	(20)	(19)	42

	Total Other Comprehensive (Loss)/Income (b)	(21)	(5)	208	(26)	180	384

12	Total Comprehensive Income/(Loss) (a+b)	357	2,959	3,121	3,316	2,843	(6,348)

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372	372	372
14	Reserves excluding Revaluation Reserves as per balance sheet						69,523
15	Earnings/(Loss) per share (₹) (*not annualised)
	- Basic & Diluted	1.02 *	7.97 *	7.84 *	8.98 *	7.16 *	(18.10)

		(₹ in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)	30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Oil & Gas	909	750	1,699	1,659	3,372	6,756
b)	Aluminium	4,464	4,277	4,720	8,741	9,742	19,022
c)	Copper	2,060	848	2,419	2,908	3,391	5,972
d)	Iron Ore	878	639	758	1,517	1,554	3,463
e)	Power	210	175	3	385	63	206

	Total	8,521	6,689	9,599	15,210	18,122	35,419

Less:	Inter Segment Revenue	—	—	—	—	1	2

	Revenue from operations	8,521	6,689	9,599	15,210	18,121	35,417

2	Segment Results
	[Profit/(Loss) before tax and interest]
a)	Oil & Gas	260	118	560	378	1,187	2,406
b)	Aluminium	900	511	(497)	1,411	(725)	237
c)	Copper	(41)	(98)	(122)	(139)	(234)	(432)
d)	Iron Ore	245	141	165	386	269	830
e)	Power	(8)	(13)	(61)	(21)	(146)	(235)

	Total	1,356	659	45	2,015	351	2,806

Less:	Finance costs	824	800	900	1,624	1,781	3,328
Add:	Other unallocable income net off expenses	40	4,675	2,259	4,715	2,341	2,627

	Profit before exceptional items and tax	572	4,534	1,404	5,106	911	2,105

Add:	Net exceptional loss (Refer note 2)	—	—	—	—	—	(12,568)

	Profit/(Loss) before tax	572	4,534	1,404	5,106	911	(10,463)

3	Segment assets
a)	Oil & Gas (Refer note 2)	11,719	12,264	16,091	11,719	16,091	10,900
b)	Aluminium	41,570	42,401	42,822	41,570	42,822	42,792
c)	Copper	5,725	6,113	5,890	5,725	5,890	5,865
d)	Iron Ore	2,534	2,687	2,938	2,534	2,938	2,549
e)	Power	3,414	3,445	3,320	3,414	3,320	3,342
f)	Unallocated	68,360	70,469	78,363	68,360	78,363	74,002

	Total	133,322	137,379	149,424	133,322	149,424	139,450

4	Segment liabilities
a)	Oil & Gas	7,429	8,790	6,733	7,429	6,733	8,501
b)	Aluminium	12,383	14,291	18,643	12,383	18,643	15,369
c)	Copper	3,914	4,548	2,942	3,914	2,942	4,155
d)	Iron Ore	2,205	2,118	1,270	2,205	1,270	1,098
e)	Power	257	206	132	257	132	156
f)	Unallocated	33,912	34,553	38,935	33,912	38,935	40,276

	Total	60,100	64,506	68,655	60,100	68,655	69,555

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas

(b) Aluminium which consists of manufacturing of alumina and various aluminium products

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 3)

(d) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Balance Sheet			(₹ in Crore)
Particulars		As at 30.09.2020 (Unaudited)	As at 31.03.2020 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	36,389	37,087
	(b) Capital work-in-progress	11,210	11,027
	(c) Intangible assets	31	31
	(d) Exploration intangible assets under development	1,347	1,059
	(e) Financial assets
	(i) Investments	60,865	60,787
	(ii) Trade receivables	1,477	1,346
	(iii) Loans	192	183
	(iv) Derivatives	—	3
	(v) Others	755	1,673
	(f) Deferred tax assets (net)	1,679	3,464
	(g) Income tax assets (net)	1,958	1,682
	(h) Other non-current assets	2,347	2,272

	Total non-current assets	118,250	120,614

2	Current assets
	(a) Inventories	5,286	5,689
	(b) Financial assets
	(i) Investments	37	2,118
	(ii) Trade receivables	782	832
	(iii) Cash and cash equivalents	1,233	1,846
	(iv) Other bank balances	696	347
	(v) Loans	565	1,596
	(vi) Derivatives	7	548
	(vii) Others	4,158	3,826
	(c) Other current assets	2,308	2,034

	Total current assets	15,072	18,836

	Total assets	133,322	139,450

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	72,850	69,523

	Total Equity	73,222	69,895
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	19,826	21,629
	(ii) Derivatives	57	9
	(iii) Other financial liabilities	183	288
	(b) Provisions	1,190	1,185
	(c) Other non-current liabilities	2,339	2,539

	Total Non-current liabilities	23,595	25,650

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	4,148	10,819
	(ii) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	150	182
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	9,582	10,457
	(iii) Derivatives	247	38
	(iv) Other financial liabilities	17,301	14,861
	(b) Provisions	103	95
	(c) Income tax liabilities (net)	46	46
	(d) Other current liabilities	4,928	7,407

	Total current liabilities	36,505	43,905

	Total Equity and Liabilities	133,322	139,450

Statement of Cash Flows		(₹ in Crore)
	Half Year ended
Particulars	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	5,106	911
Adjustments for:
Depreciation, depletion and amortisation	1,244	1,667
Provision/(reversal) for doubtful debts/ advance/ bad debts written off	(5)	29
Exploration costs written off	1	—
Fair Value gain on financial assets held at fair value through profit or loss	(84)	(122)
Loss on sale of property, plant and equipment (net)	20	29
Foreign exchange loss (net)	69	124
Unwinding of discount on decommissioning liability	12	15
Share based payment expense	22	28
Interest and dividend income	(4,699)	(2,342)
Interest expense	1,612	1,766
Deferred government grant	(37)	(37)
Changes in assets and liabilities
(Increase)/ decrease in trade and other receivables	(84)	1,750
Decrease in inventories	401	2,529
(Decrease) in trade and other payable	(2,895)	(316)

Cash generated from operations	683	6,031
Income taxes (paid)/ refund (net)	(277)	497

Net cash generated from operating activities	406	6,528

CASH FLOWS FROM INVESTING ACTIVITIES
Consideration paid for business acquisition (including transaction cost of ₹ 3 Crore)	(59)	—
Purchases of property, plant and equipment (including intangibles)	(1,072)	(1,375)
Proceeds from sale of property, plant and equipment	5	32
Loans given to related parties	(445)	(2,529)
Loans repaid by related parties	1,490	400
Short-term deposits made	(608)	(189)
Proceeds from redemption of short-term deposits	943	519
Short term investments made	(10,596)	(15,177)
Proceeds from sale of short term investments	12,725	15,558
Interest received	231	181
Dividends received	4,528	2,134
Payments made to site restoration fund	(17)	—

Net cash from/ (used in) investing activities	7,125	(446)

Statement of Cash Flows		(₹ in Crore)
	Half Year ended
Particulars	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short term borrowings (net)	(8,588)	(2,394)
Proceeds from current borrowings	3,597	2,080
Repayment of current borrowings	(2,181)	(1,764)
Proceeds from long-term borrowings	4,920	700
Repayment of long-term borrowings	(3,836)	(2,866)
Interest paid	(1,983)	(2,373)
Payment of lease liabilities	(75)	(11)

Net cash (used in) financing activities	(8,146)	(6,628)

Net (decrease) in cash and cash equivalents	(615)	(546)

Cash and cash equivalents at the beginning of the period	1,920	3,284

Cash and cash equivalents at the end of the period	1,305	2,738

Notes:

1. The figures in bracket indicates outflow.

2. The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - statement of cash flows

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and half year ended September 30, 2020 have been reviewed by the Audit Committee at its meeting held on November 05, 2020 and approved by the Board of Directors at its meeting held on November 06, 2020. The statutory auditors have carried out limited review of the same.

2	Exceptional items comprises of the following:

					(₹ in Crore)
	Quarter ended		Half year ended		Year ended
Particulars	30.09.2020 (Unaudited)	30.06.2020 (Unaudited)	30.09.2019 (Unaudited)	30.09.2020 (Unaudited)	30.09.2019 (Unaudited)	31.03.2020 (Audited)
Impairment (charge)/reversal
- relating to property, plant & equipment and exploration assets - Oil and gas segment *	—	—	—	—	—	(8,273)
- relating to property, plant & equipment and other assets - Copper segment (Refer note 3)	—	—	—	—	—	(669)
- relating to investment in subsidiary - Cairn India Holdings Limited *	—	—	—	—	—	(3,339)
- relating to investment in subsidiary - Sesa Resources Limited	—	—	—	—	—	(54)
Provision on receivables subject to litigation	—	—	—	—	—	(401)
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	—	—	—	—	—	168

Net exceptional loss	—	—	—	—	—	(12,568)

Tax benefit on exceptional items	—	—	—	—	—	3,143

Net exceptional loss (net of tax)	—	—	—	—	—	(9,425)

* The impairment was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19.

3	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court delivered the judgment wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also sought interim relief in terms of access to the plant for purposes of care & maintenance of the Plant. The case is listed for hearing on November 16, 2020.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

4

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f May 15, 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017, for RJ block by a period of 10 years w.e.f. May 15, 2020 vide its letter dated October 26, 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,723 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on May 12, 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration. The Tribunal stands constituted. Further, on September 23, 2020, GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The bench was not inclined to pass any ex-parte orders and now the matter is scheduled for hearing on November 11, 2020. Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from May 15, 2020 until extension is signed or for a period up to January 31, 2021, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

5

Vedanta Limited has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, FACOR will be wholly owned subsidiary of the Company. FACOR holds 90% in its subsidiary, Facor Power Limited (FPL).

The consideration paid for the acquisition of FACOR by the Company on debt and cash free basis under the approved Resolution Plan includes cash of ₹ 56 Crore through infusion of equity of ₹ 34 Crore and inter-corporate loan of ₹ 22 Crore as well as zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 Crore to the Financial Creditors payable equally over 4 years commencing March 2021.

6	As part of its cash management activities, the Company’s overseas subsidiaries had extended certain loan and guarantee facilities to Vedanta Resources Limited (VRL) and its subsidiaries. As of date, loan of US $956 million carrying interest @ 7% p.a. is outstanding, while the guarantee has been extinguished. The auditors in their report on the financial results for the previous quarter ended June 30, 2020 expressed their inability to comment on whether any impairment is to be recorded in carrying value of investments in these subsidiaries in accordance with Ind AS 109. The management believes that no impairment is required to be recorded in accordance with Ind AS 109.

7	As at September 30, 2020, the Company has an outstanding receivable equivalent to ₹ 106 Crore (net of provision of ₹ 52 Crore) from Konkola Copper Mines Plc (KCM), a company whose majority shares are held by Vedanta Resources Limited through its subsidiary (VRL Group), predominantly regarding monies advanced against future purchase of copper cathode/anode. A provisional liquidator has been managing KCM’s affairs since May 2019, whose appointment and the liquidation proceedings have been challenged by VRL. The Company, based on its assessment considering the actions taken by VRL Group, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

8

The Company vide letter dated May 12, 2020 had informed the stock exchanges that it has received a letter dated May 12, 2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

After obtaining due approvals, the Public Shareholders holding Equity Shares were invited to submit Bids pursuant to the reverse book building process conducted through the Stock Exchange Mechanism made available by BSE during the bid period (October 05, 2020 to October 09, 2020), in accordance with the Delisting Regulations.

The total number of Offer Shares validly tendered by the Public Shareholders in the Delisting Offer was 1,25,47,16,610 Offer Shares, which was less than the minimum number of Offer Shares required to be accepted by the Acquirers in order for the Delisting Offer to be successful in terms of Regulation 17(1)(a) of the Delisting Regulations. Thus, the Delisting Offer is deemed to have failed in terms of Regulation 19(1) of the Delisting Regulations.

9	Additional disclosures as per Regulation 52(4) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015 :

a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

Previous Due Date (April 1, 2020 to September 30, 2020)
S. No.	Particulars	Principal Due Date	Interest Due Date
1	INE205A07139 bearing int @ 8.5%		April 5, 2020
2	INE205A07030 bearing int @ 9.45%	August 17, 2020	August 17, 2020
3	INE205A07048 bearing int @ 8.7%	April 20, 2020	April 20, 2020
4	INE205A07147 bearing int @ 8.5%		June 15, 2020
5	INE205A07188 bearing int @ 8.75%		June 30, 2020
6	INE205A07154 bearing int @ 9.18%		July 4, 2020

b)	Next due date of Interest/Principal repayment along with amount due is as follows:

		Next Due Date and Amount due (October 1, 2020 to March 31, 2021)
S. No.	Particulars	Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
1	INE205A07170 bearing int @ 9.2%			December 9, 2020	69
2	INE205A07162 bearing int @ 8.9%			December 9, 2020	80
3	INE205A07196 bearing int @9.20%			February 25, 2021	184

c)

During the six months ended September 30, 2020, the credit rating/outlook by CRISIL Limited (Crisil) has been maintained on the debt instruments of the company at ‘CRISIL AA/Negative/CRISIL A1+’ and the credit rating/outlook by India Ratings and Research Private Limited (Ind-Ra) has been maintained at ‘IND AA-/Negative/ IND A1+’

On October 28, 2020, CRISIL downgraded its ratings on the non-convertible debentures and long-term bank facilities to ‘CRISIL AA-’ from ‘CRISIL AA’ while revising the outlook to ‘Stable’ from ‘Negative. The Ratings on the commercial paper and short term bank facilities has been maintained at ‘CRISIL A1+’

d)

The Listed Non-Convertible debentures of the company aggregating ₹ 10,420 Crore as on September 30, 2020 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 2,000 Crore and ₹ 8,420 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except otherwise stated)

	Particulars	September 30, 2020	March 31, 2020
e)	Net Worth (Equity + Reserves and surplus)	73,222	69,895
f)	Debenture Redemption Reserve	557	1,060
g)	Interest Service Coverage Ratio (No. of times)	3.61	2.68
h)	Debt Service Coverage Ratio (No. of times)	1.26	1.11
i)	Debt- Equity Ratio (No. of times)	0.45	0.56

Formulae for computation of ratios are as follows:
a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)
b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)
c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

10	During the quarter ended September 30, 2019, section 115BAA of the Income Act was introduced and based on the expected timing of adoption of the same, the Company remeasured its deferred tax balances as at April 1, 2019 and recognised a deferred tax credit of ₹ 1,561 Crore in the quarter and half year ended September 30, 2019 and ₹ 834 Crore in the year ended March 31, 2020.

11	Subsequent to the balance sheet date, the Board of Directors of the Company through resolution passed by circulation on October 24, 2020 have approved first interim dividend of ₹ 9.50 per equity share i.e. 950% on face value of Re. 1/- per share for the year ended March 31, 2021.

12	The Company has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results.

13	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal	GR Arun Kumar
November 06, 2020	Executive Vice-Chairman	Whole-Time Director and Chief Financial Officer